ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED		BOND NUMBER

Janus Detroit Street Trust		87025425B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 1, 2025	August 1, 2025 to August 1, 2026	/S/ Matthew MacKeenzie

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

•	Janus Henderson Asset-Backed Securities ETF, a series fund of:

Detroit Street Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0001.0-00 (01/02)